Exhibit 21.1

SUBSIDIARIES OF GEO SPECIALTY CHEMICALS, INC.

Name of Subsidiary	Jurisdiction of Incorporation
GEO Specialty Chemicals Limited	Ohio
GEO Holdings (Europe) SARL	France
GEO Gallium S.A.	France
Ingal Stade GmbH	Germany
GEO Gallium Australia Pty Limited	Australia